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                          August 30, 2022

       Jingyan Wu
       Chief Financial Officer
       EZGO Technologies Ltd.
       Building #A, Floor 2
       Changzhou Institute of Dalian University of Technology
       Science and Education Town
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Form 20-F for the
Year Ended September 30, 2021
                                                            Filed January 27,
2022
                                                            Form 20-F/A for the
Year Ended September 30, 2021
                                                            Filed August 5,
2022
                                                            CORRESP filed
August 5, 2022
                                                            File No. 001-39833

       Dear Ms. Wu:

               We have reviewed your August 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2022 letter.

       Form 20-F/A for the Year Ended September 30, 2021

       Part I, page 1

   1. We have reviewed your response to prior comment one. Please ensure you conform your disclosures related to
your operations in China, in future Exchange Act filings, with comments issued in our
review of your current Form F-3, as applicable. Please confirm
 Jingyan Wu
EZGO Technologies Ltd.
August 30, 2022
Page 2
         your understanding that you will comply with the requisite disclosures in future Exchange
         Act filings, as applicable, in your response to us.
      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameJingyan Wu                                 Sincerely,
Comapany NameEZGO Technologies Ltd.
                                                             Division of
Corporation Finance
August 30, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName